UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  3

Name of Issuer: NewsEDGE Corporation

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  00065249Q1

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  Peter Woodward, c/o Regan Partners, L.P., 6 East 43rd Street
            New York, New York 10017; (212) 661-3442

     (Date of Event which Requires Filing of this Statement)

                        December 31, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 00065249Q1

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Regan Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         New Jersey

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         2,351,500

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         2,351,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         2,351,500


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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

13. Percent of Class Represented by Amount in Row (11)

         13.7%

14. Type of Reporting Person

         PN

CUSIP No.: 00065249Q1

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Regan International Fund Limited

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:
7.  Sole Voting Power:


8.  Shared Voting Power:

         1,411,400

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         1,411,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,411,400

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         8.2%

14. Type of Reporting Person

         PN

CUSIP No.: 00065249Q1

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Regan Fund Management Ltd.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         New York

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         1,411,400

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         1,411,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,411,400

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         8.2%

14. Type of Reporting Person

         CO

CUSIP No.: 00065249Q1

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Basil P. Regan

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         556,700

8.  Shared Voting Power:

         3,762,900

9.  Sole Dispositive Power:

         556,700

10. Shared Dispositive Power:

         3,762,900

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         4,319,600

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         25.2%

14. Type of Reporting Person

         IN

The purpose of this Amendment No. 3 to the previously filed
Schedule 13D is to report that the ownership of Regan Partners, L.P. (the "Partnership"), Regan International Fund Limited (the "International Fund"), Regan Fund Management Ltd. (the "Investment Manager") and Basil P. Regan (together with the Partnership, the International Fund and the Investment Manager, the "Reporting Persons") in the Common Stock, $.01 par value (the "Shares"), of NewsEDGE Corporation (the "Issuer") has increased. The ownership of the Partnership has increased from 11.8% to 13.7%; the International Fund and the Investment Manager from 8.1% to 8.2%; and the beneficial ownership of Basil P. Regan from 22.7% to 25.2% of the Shares outstanding.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Partnership owns 2,351,500 Shares; the International Fund owns and the Investment Manager is deemed to beneficially own 1,411,400 Shares; and Basil P. Regan is deemed to beneficially own 4,319,600 Shares. All 4,319,600 Shares are held by either the Partnership, the International Fund, Basil P. Regan or the managed accounts.

         All of the Shares were purchased in open market transactions. The Shares owned by the Partnership were purchased for an aggregate purchase price of $16,569,041. The Shares owned by the International Fund and beneficially owned by the Investment Manager were purchased for an aggregate purchase price of $10,255,901. The Shares beneficially owned by Basil P. Regan were purchased for an aggregate purchase price of $31,491,125.

         The funds for the purchase of the Shares held by the Partnership, the International Fund, Basil P. Regan or the managed accounts have come from the working capital of the Partnership, the International Fund, Basil P. Regan or the managed account. No funds were borrowed to purchase any of the Shares.







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

Item 4.  Purpose of Transactions

         No change.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Partnership owns 2,351,500 Shares, the International Fund owns and the Investment Manager is deemed to beneficially own 1,411,400 Shares and Basil P. Regan is deemed to be the beneficial owner of 4,319,600 Shares. Based on the Issuer's filing on Form 10-Q on November 13, 1998, as of October 31, 1998 there were 17,142,412 Shares outstanding. Therefore, the Partnership owns 13.7%, the International Fund owns and the Investment Manager is deemed to beneficially own 8.2% and Basil P. Regan is deemed to beneficially own 25.2% of the outstanding Shares. The Reporting Persons have the sole or shared power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they are deemed to beneficially own. All transactions in the Shares effected by the Reporting Persons since the most recent filing on Schedule 13D were effected in open-market transactions and are set forth in Exhibit B hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. A description of the transactions in the Shares that were effected by the Reporting
              Persons since the most recent filing on
              Schedule 13D is filed herewith as Exhibit B.













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

         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                             REGAN PARTNERS, L.P.

                               By:  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan, General Partner


                             REGAN INTERNATIONAL FUND LIMITED

                               By:  Regan Fund Management Ltd.


                               By:  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan, President


                             REGAN FUND MANAGEMENT LTD.


                               By:  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan, President


                                  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan



January 7, 1999










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

                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

January 7, 1999 relating to the Common Stock of NewsEDGE

Corporation shall be filed on behalf of the undersigned.


                             REGAN PARTNERS, L.P.

                               By:  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan, General Partner


                             REGAN INTERNATIONAL FUND LIMITED

                               By:  Regan Fund Management Ltd.


                               By:  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan, President


                             REGAN FUND MANAGEMENT LTD.


                               By:  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan, President


                                  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan

















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

                                                        Exhibit B


            SCHEDULE OF TRANSACTIONS - Basil P. Regan



                                            Price Per Share
  Date     Shares Purchased or (Sold)   (excluding commission)
  ____     __________________________    _____________________

11/12/98             10,000                    $8.7500
11/16/98             10,000                     8.5000
11/23/98             20,000                     8.5000
11/27/98             10,000                     8.5300
11/30/98              7,500                     8.4800
12/29/98             20,000                     9.2600
12/30/98             10,000                     9.9375
12/30/98             10,000                     9.9400
12/30/98             10,000                    10.1700
12/30/98             20,000                    10.5625
12/30/98             10,000                    11.1600
12/31/98              7,000                    10.7800
12/31/98             40,000                    11.0300
12/31/98             45,000                    11.3400
12/31/98             75,000                    11.3900
12/31/98             25,000                    11.5500
12/31/98             50,000                    11.5625


























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




                                                        Exhibit B


           SCHEDULE OF TRANSACTIONS - the Partnership


                                            Price Per Share
  Date     Shares Purchased or (Sold)   (excluding commission)


11/16/98             10,000                    $8.5000
11/23/98             20,000                     8.5000
11/27/98             10,000                     8.5300
11/30/98              7,500                     8.4800
12/29/98             20,000                     9.2600
12/31/98             40,000                    11.0300
12/31/98             45,000                    11.3400
12/31/98             75,000                    11.3900
12/31/98             25,000                    11.5500
12/31/98             50,000                    11.5625































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01394002.AN1